SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL ORDINARY MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS HELD ON FEBRUARY 15, 2005, WRITTEN AS A SUMMARY.

NIRE: 33300011595

1.	Date: February 15, 2005.

2.	Time: 10:00 am.

3.	Place: Av. Presidente Juscelino Kubitschek, nº 1830, Torre I, 14º andar, São Paulo, SP.

4.

Attendance: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Edmar Lisboa Bacha, Fernando Perrone, Mauro Molchansky, Dionísio Dias Carneiro, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6.

Business Resolved: 6.1 – Resignation of Member of the Executive Board of Officers – The Company’s Board of Directors (“Board”) analyzed and, unanimously, approved the resignation presented on January 28, 2005 by Mr. Vasco Augusto Pinto da Fonseca Dias Júnior to his position as Executive Officer - Commercial and, in that connection, the Directors acknowledged the relevant services rendered by the resigning for the Company’s Executive Officer. I certify that the resolutions transcribed hereunder are true to the original of the minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.